SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 2 July, 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, 2 July, 2007
              re:  Blocklisting Interim Review




BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA
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Date: 2nd July 2007


AVS No:


Name of applicant:                                    Lloyds TSB Group plc

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Name of scheme:                                       Lloyds TSB Group sharesave scheme 1997


Period of return:                       From:         01/01/2007           To:       30/06/2007


Balance under scheme from previous return:            13,601,206


The amount by which the block scheme has been         Nil
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     5,303,427
during period:


Balance under scheme not yet issued/allotted at end   8,297,779
of period


Number and class of securities originally listed and  Ordinary shares of 25p each      Blocklisted on
the date of admission                                 13,890,874                       10th December 1997
                                                      50,000,000                       11th June 2001
                                                      19,000,000                       3rd May 2006


Total number of securities in issue at the end of     5,643,535,514
the period


Name of contact:                                        SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:                                     25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:                            020 7356 1034



SIGNED BY   ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of




LLOYDS TSB GROUP plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA

Date: 2nd July 2007


AVS No:


Name of applicant:                                    Lloyds TSB Group plc


Name of scheme:                                       Lloyds TSB Group No. 1 executive share option scheme
                                                      1997


Period of return:                       From:         01/01/2007           To:       30/06/2007


Balance under scheme from previous return:            1,382,960


The amount by which the block scheme has been         Nil
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     Nil
during period:


Balance under scheme not yet issued/allotted at end   1,382,960
of period


Number and class of securities originally listed and  500,000 and 900,000 ordinary shares of 25p each
the date of admission                                 blocklisted on 30th June 1998 and 11th June 2001,
                                                      respectively.


Total number of securities in issue at the end of     5,643,535,514
the period



Name of contact:                                        SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:                                     25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:                            020 7356 1034



SIGNED BY   ______________________________________________

Director/company secretary/suitably experienced employee/duly authorisedofficer, for and on behalf of




LLOYDS TSB GROUP plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA

Date: 2nd July 2007


AVS No:


Name of applicant:                                    Lloyds TSB Group plc


Name of scheme:                                       Lloyds TSB Group No. 2 executive share option scheme
                                                      1997


Period of return:                       From:         01/01/2007           To:       30/06/2007


Balance under scheme from previous return:            7,676,182


The amount by which the block scheme has been         Nil
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     2,650
during period:


Balance under scheme not yet issued/allotted at end   7,673,532
of period


Number and class of securities originally listed and  1,800,000 and 6,000,000 ordinary shares of 25p each
the date of admission                                 blocklisted on 30th June 1998 and 11th June 2001,
                                                      respectively.


Total number of securities in issue at the end of     5,643,535,514
the period



Name of contact:                                        SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:                                     25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:                            020 7356 1034



SIGNED BY   ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of



LLOYDS TSB GROUP plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA

Date: 2nd July 2007


AVS No:


Name of applicant:                                    Lloyds TSB Group plc


Name of scheme:                                       Lloyds TSB Group plc senior executives' share option
                                                      scheme 1996


Period of return:                       From:         01/01/2007           To:       30/06/2007


Balance under scheme from previous return:            1,027,500


The amount by which the block scheme has been         Nil
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     265,000
during period:


Balance under scheme not yet issued/allotted at end   762,500
of period


Number and class of securities originally listed and  3,003,000 ordinary shares of 25p each blocklisted on
the date of admission                                 6th August 1997.


Total number of securities in issue at the end of     5,643,535,514
the period



Name of contact:                                        SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:                                     25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:                            020 7356 1034





SIGNED BY   ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of



LLOYDS TSB GROUP plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA

Date: 2nd July 2007


AVS No:


Name of applicant:                                    Lloyds TSB Group plc


Name of scheme:                                       Lloyds TSB Group Shareplan


Period of return:                       From:         01/01/2007           To:        30/06/2007


Balance under scheme from previous return:            434,353


The amount by which the block scheme has been         Nil
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     Nil
during period:


Balance under scheme not yet issued/allotted at end   434,353
of period


Number and class of securities originally listed and  Ordinary shares of 25p each   Blocklisted on
the date of admission                                 1,100,000                     20th June 2003
                                                      440,000                       22nd September 2003
                                                      440,000                       20th October 2003
                                                      440,000                       20th November 2003
                                                      440,000                       22nd December 2003
                                                      440,000                       20th January 2004
                                                      440,000                       22nd March 2004
                                                      440,000                       20th April 2004


Total number of securities in issue at the end of     5,643,535,514
the period



Name of contact:                                        SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:                                     25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:                            020 7356 1034



SIGNED BY   ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of



LLOYDS TSB GROUP plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     2 July, 2007